Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 10, 2013

Relating to Preliminary Prospectus dated April 1, 2013

Registration No. 333-187145

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated April 1, 2013 (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-187145) relating to these shares. The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered by us	7,320,000 shares. The size of the offering has been increased from the 6,100,000 shares reflected in the Preliminary Prospectus.

Common stock to be outstanding after this offering	24,410,085 shares

Over-allotment option	We have granted to the underwriters the option, exercisable for 30 days from the date of this free writing prospectus, to purchase up to 1,098,000 additional shares of common stock. The number of additional shares of common stock that may be purchased pursuant to this option has been increased from the 915,000 shares reflected in the Preliminary Prospectus.

Initial public offering price	$14.00 per share

Net proceeds	We estimate that we will receive net proceeds of approximately $93.2 million (or approximately $107.4 million if the underwriters’ over-allotment option is exercised in full) from the sale of the shares of common stock offered by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Use of proceeds	We intend to use the net proceeds of this offering for research and development expenses related to CMX001, general operating expenses, debt service payments and other working capital purposes.

Participation

Aisling Capital III, L.P. has agreed to purchase an aggregate of $15.0 million in shares of our common stock in this offering at the initial public offering price, but entities affiliated with certain of our existing stockholders and directors will not be purchasing shares of our common stock in this offering.

Additional information	The potency of Letermovir (or effective concentration, EC50) is incorrectly stated on page 86 of the Preliminary Prospectus as 0.05 µM, but is correctly stated on page 87 of the Preliminary Prospectus as 0.0051 µM.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, or by calling toll free 1-866-718-1649 or emailing at prospectus@morganstanley.com; or Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department, by calling (631) 274-2806, or faxing (631) 254-7140.